SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March 2004

Royal Dutch Petroleum Company

Translation of registrant's name into English

30, Carel van Bylandtlaan, The Hague, The Netherlands

(Address of principal executive offices)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij Royal Dutch Petroleum Company

Press release

The Supervisory Board and the Board of Management of N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company) announce that Mr H.de Ruiter will be retiring from his position as a member of the Supervisory Board with effect from June 30, 2004 as he will have served as a member of the Supervisory Board for the maximum period of ten years. Mr De Ruiter has been a member of the Supervisory Board since July 1, 1994.

The Supervisory Board and the Board of Management will propose to the General Meeting of Shareholders to be held on June 28, 2004 that Mrs Ch. Morin-Postel be appointed as a member of the Supervisory Board with effect from 1 July 2004.

Mrs Morin-Postel was born in 1946 and has the French nationality. She studied at the Institut d’Etudes Politiques de Paris and the Institut de Contrôle de Gestion. Mrs Morin-Postel started her career in 1968 with the Chambre Régional et d’Industrie de Haute Normandie. Then she joined the Agence Nationale de Valorisation de la Recherche (Anvar) and thereafter Sofinnova/ Sofinindex Group. From 1979 to 1993 she held various positions with Lyonnaise des Eaux Dumez, including Senior Vice-President Corporate Development & International Operations (1990-1993). She was Managing Partner of Financière Indosuez (Banque Indosuez) from 1993 to 1996 and Chairman and CEO of Credisuez from 1996 to 1998. Then Mrs Morin-Postel became Chief Executive and Chairman of the Management Committee of Societé Générale de Belgique, which she remained until March 2001. She was Executive Vice-President of Suez from September 2000 through March 2003. Mrs Morin-Postel is currently a non-executive director of Alcan, Arlington Capital Investors (Europe), Pilkington and 3i.

In addition, it will be proposed to the General Meeting of Shareholders that Mr M.A. van den Bergh, retiring this year by rotation as a member of the Supervisory Board in accordance with the schedule set therefor, be reappointed as a member of that Board.

The Hague, March 29, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Petroleum Company

The Hague, 29 March 2004

President/Managing Director	Company Secretary

(J. van der Veer)	(M.C.M. Brandjes)